Exhibit 21.1




                      SUBSIDIARIES OF TOWNE SERVICES, INC.


         BSI Acquisition Corp., a Georgia corporation and wholly-owned subsidiary of Towne Services.

         Banking Solutions, Inc., a Texas corporation and wholly-owned subsidiary of BSI Acquisition Corp.

         Forseon Corporation, a Delaware corporation and wholly-owned subsidiary of Towne Services.

         Imaging Institute, Inc., a Georgia corporation and wholly-owned subsidiary of Towne Services.